LUSE GORMAN POMERENK & SCHICK
A PROFESSIONAL CORPORATION
ATTORNEYS AT LAW
5335 WISCONSIN AVENUE, N.W., SUITE 400
WASHINGTON, D.C. 20015

TELEPHONE (202) 274-2000
FACSIMILE (202) 362-2902
www.luselaw.com

WRITER’S DIRECT DIAL NUMBER	WRITER’S E-MAIL
(202) 274-2011	rpomerenk@luselaw.com

May 6, 2011

Ms. Kathryn McHale
Senior Attorney
Securities and Exchange Commission
Mail Stop 4720
Washington, D.C. 20549

Re:	Brookline Bancorp, Inc.
Form 10-K for the Fiscal Year Ended December 31, 2010
File No. 000-23695

           Dear Ms. McHale:

We are responding to the letter from the Securities and Exchange Commission (the “SEC”) addressed to Brookline Bancorp, Inc. (the “Company”) dated April 21, 2011 providing comments by the SEC Staff relating to the above-referenced filing.  Pursuant to a conversation between the Company’s legal counsel and Erin Purnell of the Staff, the Company was granted an extension of time until May 26, 2011 to respond to the Staff comments.

The Company’s responses are numbered to correspond with the numbered comments contained in the April 21, 2011 letter.

1.	As requested in the comment, in future filings, the Company will add the following sentence at the end of the first paragraph under PART 1, Item 1. Business, General:

“At December 31, 20xx, the Company and its subsidiaries had total assets of $x.xx billion, including total loans of $x.xx billion, total liabilities of $x.xx billion, including total deposits of $x.xx billion, and total stockholders’ equity of $xxx million.”

2.
We have reviewed the disclosure requirements of Item 101(e)(2). It appears that such requirements apply to registration statements filed under the Securities Act, and not to Securities Exchange Act filings, like the annual report on Form 10-K.  Accordingly, the Company does not believe the disclosure in the Form 10-K needs to be supplemented.

Ms. Kathryn McHale
May 6, 2011

3.
As requested in the comment, the Company has revised and supplemented its Risk Factors.  Please see Attachment A hereto for the revised and supplemented version of the Company’s Risk Factors. Following the Staff’s confirmation that it has no further comments on the revised and supplemented Risk Factors, the Company intends to include the new version of the Risk Factors in an amended filing on Form 10-K for the year ended December 31, 2010.

4.	The Company will adjust the disclosure in future filings to correctly incorporate by reference from the definitive proxy statement, by using the following text:

“ITEM 11.                                EXECUTIVE COMPENSATION

Information regarding executive compensation appears in our Proxy Statement under the captions Compensation Committee Report, Compensation Committee Interlocks and Insider Participation, Compensation Discussion and Analysis, Executive Compensation and Related Information, and Director Compensation, and is incorporated herein by this reference.

ITEM 12.                      SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Information regarding equity compensation plans categorized by those plans that have been approved by stockholders and those plans that have not been approved by stockholders appears in our Proxy Statement under the caption Stock Benefit Plans, and is incorporated herein by this reference. Information regarding security ownership of certain beneficial owners and management appears in our Proxy Statement under the captions Security Ownership of Certain Beneficial Owners and Information with Respect to Nominees, Continuing Directors, and Executive Officers, and is incorporated herein by this reference.”

5.
As noted in the comment, the Company inadvertently failed to include all of the information required by Item 407(e)(4) in its filing. No executive officer of the Company or Brookline Bank serves, or has served, as a member of the compensation committee of another entity, one of whose executive officers serves on the Compensation Committee of the Company or Brookline Bank. No executive officer of the Company or Brookline Bank serves, or has served, as a director of another entity, one of whose executive officers serves on the Compensation Committee of the Company or Brookline Bank. In future filings, appropriate disclosure to this effect will be made under the heading Compensation Committee Interlocks and Insider Participation.

Ms. Kathryn McHale
May 6, 2011

6.
 The Company has reviewed its earlier SEC filings with respect to employment agreements and change in control agreements with officers of the Company and Brookline Bank.  The Company will shortly file an amended Form 10K that will include as Exhibits all such current employment agreements and change in control agreements.  For the Staff's reference, please note that:

-- Mr. Perrault's March 16, 2009 employment agreement (referred to in the Staff's comment) has been superseded by a new employment agreement that was executed on April 11, 2011. The new employment agreement was included as an Exhibit on a Form 8K filed on April 15, 2011. The new employment agreement will be incorporated as an exhibit into the amended Form 10K by reference to the earlier-filed Form 8K.

-- Mr. Fanger's employment agreement of April 13, 2006 (referred to in the Staff's comment) was terminated in April 2010.  Mr. Fanger has executed a change in control agreement, which will be filed as an Exhibit to the amended Form 10K.

-- With respect to the change in control agreements, Mr. Perrault has no separate change in control agreement. Mr. Peck's change in control agreement terminated upon his retirement in December 2010. The Company will file in its amended Form 10K the current change in control agreements for Mr. Bechet, Mr. Rose and Mr. Wolchonok.  It should be noted that the Company had earlier filed a form of the change in control agreement (and each individual officer’s agreement was substantially identical).

7.	In future filings, the biographies of Mr. Doyle and Ms. Vaule will be presented as follows:

John J. Doyle, Jr. became President and Chief Executive Officer of Randolph Savings Bank, a mutual savings bank, in November 2009. From March 2006 through January 2009, he was the Acting Chief Executive Officer of Commonwealth Co-operative Bank and, from 2004 through March 2006, he was the Acting Chief Executive Officer of Abington Bank. Earlier in his career, he was a partner at KPMG LLP for 22 years.

Rosamond B. Vaule is a member of the Board of the Massachusetts Cultural Council since 2000, a member of the Board of Governors of the School of the Museum of Fine Arts since 2005, on the Advisory Board of Brookline Medical Health Center since 2005, on the Advisory Committee of WGBH, a public broadcasting company, since 1998 and is actively involved in volunteer work for various other educational and charitable organizations.

Ms. Kathryn McHale
May 6, 2011

8.	In future filings, the caption will be changed to “Section 16(a) Beneficial Ownership Reporting Compliance” to comply with Item 405(a)(1) of Regulation S-K.

9.	In future filings, the Company will include the following revised wording to conform to the language provided in Instruction 4c of Item 404(a) of Regulation S-K:

“The loans to such persons (i) were made in the ordinary course of business, (ii) were made on substantially the same terms, including interest rates and collateral, as those prevailing at the time for comparable loans with persons not related to the lender, and (iii) did not involve more than the normal risk of collectibility or present other unfavorable features.”

The Company acknowledges that:

(i)	the Company is responsible for the adequacy and accuracy of the disclosure in the filing;

(ii)	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

(iii)	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We trust that the above information is responsive to the Staff’s comments.  Please direct any additional comments or questions to the undersigned.

Sincerely,
/s/ Robert B. Pomerenk Robert B. Pomerenk

cc: Paul R. Bechet, Chief Financial Officer

Attachment A
Item 1A.     Risk Factors

Changes in Interest Rates Could Adversely Affect Our Results of Operations and Financial Condition.

Our results of operations and financial condition are significantly affected by changes in interest rates. Our earnings performance depends substantially on net interest income, which is the difference between the interest income we earn on loans and investments and the interest expense we pay on deposits and borrowed funds. Interest rates are influenced by many factors outside of our control, including general economic conditions, the policies of the Board of Governors of the Federal Reserve System and interest rates offered by competitors. Because our interest-bearing liabilities generally reprice or mature more quickly than our interest-earning assets, an increase in interest rates would tend to cause a decrease in our net interest income. This risk is somewhat mitigated by the fact that (a) the total excess of interest-bearing liabilities over interest-earning assets relates primarily to liabilities and assets repricing or maturing within a relatively short time period (two years) and (b) the rates paid on certain interest-bearing deposits such as NOW accounts and savings accounts do not necessarily change as quickly when interest rate changes occur.

Our investment securities are classified as available for sale and, accordingly, are recorded at fair value. Generally, the fair value of investment securities fluctuates inversely with changes in interest rates. A decrease in the fair value of our investment securities available for sale, therefore, could have an adverse effect on our stockholders’ equity or our earnings if the decrease in fair value is deemed to be other than temporary.

Changes in interest rates may also affect the average life of our loans and investments in mortgage-backed securities. Decreases in interest rates can result in increased prepayments of loans and mortgage-backed securities, as borrowers refinance to reduce borrowing costs. Such circumstances can subject us to reinvestment risk to the extent that we are unable to reinvest the cash received from prepayments at rates that are comparable to the rates on existing loans and securities. Alternatively, increases in interest rates may decrease loan demand and make it more difficult for borrowers to repay adjustable rate loans.

Weakening Economic Conditions Could Have an Adverse Effect on Our Operating Results and Financial Condition.

Our financial performance depends significantly on economic conditions in Massachusetts and more specifically, the greater Boston metropolitan area, as much of our loan and deposit customers are situated in those areas. The National Bureau of Economic Research designated that the current national recession started in December 2007. While Massachusetts has experienced rising unemployment and declining real estate values over the past three years, it is has fared better than the national economy. As of September 2010, the unemployment rate in Massachusetts was 8.0% compared to a national rate of unemployment of 9.2%. The U.S. economic activity index fell more than 6% at its lowest point during the recession compared to 4% in Massachusetts. In 2010, jobs grew at a faster pace in Massachusetts than nationally; however, given the continued weakness of the national economy, further economic recovery in Massachusetts could be in jeopardy if the national economy stalls.

Sustained weakened or weakening economic conditions could have one or more of the following adverse effects on our business:

•	A decrease in the demand for loans and growth of deposits.
•	An increase in the number of borrowers who are unable to pay their loans, resulting in a higher level of delinquent loans, non-performing assets, net charge-offs and provision for loan losses.
•	A decrease in the value of assets pledged as loan collateral.
•	Recognition of losses from impairment in the value of intangible assets, including goodwill.

Achievement of Our Goal to Grow Our Commercial Real Estate and Commercial Loan Portfolios Will Increase Our Exposure to Credit Risk.

Our goal is to grow our commercial real estate and commercial loan portfolios. These segments, which already represent over 60% of our loan portfolio, normally generate higher interest yields but also pose greater risk to credit losses. Repayment of commercial real estate and commercial loans is generally more dependent on the economy and the successful operation of a business. Loans in these segments generally involve larger loan balances and, when such loans do not perform satisfactorily, the resulting rate of loss is often high.

Regarding commercial real estate loans, adverse changes in rent and occupancy rates can result in less available cash flow to make scheduled loan payments and a decline in the value of the property securing a loan. Rent and occupancy rates within the greater Boston metropolitan area remain lower than the rates in effect prior to the start of the current recession, although some signs of improvement have been noted in the latter part of 2010.

Much of the Company’s commercial loans are to small to medium-sized businesses with limited financial resources in terms of capital and borrowing capacity. Generally, the loans are secured by borrower business assets such as accounts receivable, inventory, equipment and other fixed assets. Compared to real estate, these types of collateral are more difficult to monitor, harder to value, may depreciate more rapidly and may not be as readily saleable if repossessed. Repayment of commercial loans is largely dependent on the business and financial condition of borrowers. Business cash flows are dependent on the demand for the products and services offered by the borrower’s business. Such demand may be reduced when economic conditions weaken or when the products and services offered are viewed as less valuable than those offered by competitors.

Geographic Concentration of Our Loans May Increase Our Exposure to Credit Losses.

Much of our lending activity is concentrated in the greater Boston metropolitan area and Eastern Massachusetts. Our success is largely dependent on the economic conditions, including employment levels, population growth, income levels, savings trends and government policies in those market areas. As noted earlier herein, economic activity and employment in Massachusetts has fared better than the national economy. Nonetheless, the Massachusetts economy and employment rate remain below levels that existed prior to the current recession. Continuation of weaker than normal economic conditions could adversely affect the ability of borrowers to service their debt obligations and result in higher credit losses.

Declining Real Estate Values Could Increase Our Loan Losses.

Much of our loan portfolio is secured by commercial and residential real estate located in the geographic market areas where we conduct our business. Over the past few years, residential real estate values in eastern Massachusetts have declined in the range of 15% and commercial real estate values have been adversely affected by higher vacancy rates and reduced rental rates. While some rebound in home prices, vacancy rates and rental rates occurred in the latter part of 2010, current real estate values remain below pre-recession levels. To the extent borrowers are unable to make scheduled loan payments and it becomes necessary to take possession of underlying collateral, eroded real estate values could result in higher loan losses.

If Our Allowance for Loan Losses Is Not Sufficient to Cover Actual Loan Losses, Our Earnings Would Decrease.

We maintain an allowance for loan losses to absorb losses that result when borrowers are unable to pay their loans and the disposition value of assets pledged as collateral is insufficient to pay any remaining loan balance. The level of the allowance is established based on our judgments and assumptions about the collectability of the loan portfolio. Various internal and external factors are considered in the evaluation process. If our judgments and assumptions prove to be incorrect, our allowance may not be sufficient to cover losses inherent in our loan portfolio, resulting in an increase in the allowance and a reduction in our net income. Increases in the allowance may also become necessary as a result of examinations conducted by bank regulators.

We May Fail to Successfully Integrate Acquired Companies and Realize All of the Anticipated Benefits of Acquisitions.

On February 28, 2011, we acquired First Ipswich Bancorp and its subsidiaries, a company with total assets of approximately $271 million, and on April 19, 2011, we entered into a definitive agreement to acquire Bancorp Rhode Island, Inc. and its subsidiaries, a company with total assets of approximately $1.61 billion. With these acquisitions, the total assets of the Company will increase by approximately 70%.

There are risks and challenges associated with integrating acquired companies in a timely and efficient manner. Such risks are more elevated because of the size of the acquired companies in relation to our Company before the acquisitions. If we are not successful in retaining existing customer relationships or achieving anticipated operating efficiencies, impairment could occur in the value of the intangible assets acquired, including goodwill, resulting in lower earnings and a decline in the market price of our common stock.

Competition Could Make it Difficult for Us to Sustain Adequate Profitability.

Competition in the banking and financial services industry is intense. We compete with commercial banks, mutual and publicly owned savings institutions, credit unions, mortgage brokerage firms, mutual funds, insurance companies, and brokerage and investment advisory firms operating locally or elsewhere. Many of our competitors are regional and national organizations who have substantially greater resources and lending limits than we do and can offer services that we do not or cannot provide. Occasionally, to attract new customers, competitors will offer loans at lower than market rates or deposits at higher than market rates. Competing with prices offered by competitors can lower our profitability.

We Operate in a Highly Regulated Industry and May Be Adversely Affected by Changes in Laws and Regulations.

Our Company and its subsidiaries are subject to extensive regulation, supervision and examination by regulatory authorities. Banking laws and rules are intended to protect depositors and borrowers, not stockholders.

Banking laws and rules can change at any time. The government agencies responsible for supervising our business can also change the way in which they interpret banking laws and rules, even if the laws and rules do not change. The government agencies responsible for supervising our business can take drastic action if they think we are not conducting business safely or are too weak financially. They can force us to obtain additional capital, pay higher deposit insurance premiums, stop paying dividends to stockholders, stop making certain kinds of loans or stop offering certain kinds of deposits. They can also restrict our ability to grow through mergers, acquisitions and branch expansion. We need to make sure that our business activities comply with changes in laws and rules as well as their interpretation by regulators. The expense of compliance has risen significantly in the past few years and is likely to continue to rise as new legislation and regulations go into effect as part of the government’s efforts to strengthen the U.S. financial system.

On July 21, 2010, the Dodd-Frank Wall Street Reform and Consumer Protection Act (the “Dodd-Frank Act”) was signed into law. The Dodd-Frank Act requires the various federal agencies to adopt a broad range of new rules and regulations. The agencies have been given extensive discretion in drafting the rules and regulations and the consequences resulting from the new rules and regulations may not be known for some extended time. Among the known changes resulting from the Dodd-Frank Act are the following:

•	Creation of a new agency responsible for implementing, examining and enforcing compliance with federal consumer financial laws.

•	Restriction on the ability of federal bank regulatory agencies to preempt the application of state consumer protection laws and regulations.

•	Repeal of federal prohibitions on the payment of interest on demand deposits, including business transaction accounts.

•	Broadening of the base for FDIC deposit insurance assessments.

•	Imposition of stricter capital requirements for bank holding companies.

•	Require public companies to implement corporate governance revisions, including with regard to executive compensation and proxy access by stockholders.

•	Elimination of the OTS as a separate federal regulatory agency.

The above list is not intended to be all-inclusive. Some of the provisions of the Dodd-Frank Act are expected to cause an increase in our expenses, a decrease in our revenues and changes in the activities in which we choose to engage. The specific impact of the Dodd-Frank Act on our financial performance and on our current and future activities will depend on the manner in which federal agencies develop and implement required rules and the reaction of market participants to such regulatory developments.

The Company and Brookline Bank are currently regulated by the OTS. In July 2011, the Office of the Comptroller of the Currency is expected to assume responsibility for the supervision and regulation of Brookline Bank and the Board of Governors of the Federal Reserve System is expected to assume responsibility for the supervision and regulation of the Company. We cannot predict how this transfer of supervisory and regulatory authority may affect us.

Any Future Increase in FDIC Insurance Premiums May Adversely Affect Our Profitability

As described more fully in Item 1. Supervision and Regulation – Insurance of Deposit Accounts appearing elsewhere herein, a number of changes have been made in assessment rates for deposit insurance. The assessments caused our expense for FDIC insurance in 2010 and 2009 to be significantly higher than in prior years. Any future premium increases or special assessments would have an adverse effect on our profitability.

Our Controls and Procedures May Fail or be Circumvented.

Management is responsible for maintaining an effective system of internal controls and assessing system effectiveness. The Company’s system of internal controls is a process designed to provide reasonable, not absolute, assurance that system objectives are being met. Failure or circumvention of our system of internal controls could have an adverse effect on our business, our profitability and financial condition.

Systems Failures, Interruptions or Breaches of Security Could Have an Adverse Effect on Our Business.

Communication and information systems are essential to the conduct of our business, as we use such systems to manage our customer relationships and process our general ledger, loan and deposit activities. While we have established policies and procedures to prevent or limit the impact of system failures, interruptions and security breaches, there can be no assurance that such events will not occur or that they will be adequately addressed if they do. In addition, any compromise of our security systems could prevent customers from using our web site and our online banking services, both of which involve the transmission of confidential information. Although we rely on commonly used security and processing systems to provide the security and authentication necessary to securely transmit data, these precautions may not protect our systems from compromises or breaches of security.

The occurrence of any failures, interruptions or security breaches of our information systems could damage our reputation, result in the loss of business, subject us to increased regulatory scrutiny or expose us to civil litigation and possible financial liability. Any of these occurrences could have a material adverse effect on our business, our profitability and financial condition.

Our Reliance on Third-Party Vendors to Provide Services Creates Added Operational Risks.

We rely on third-party vendors to provide services that are integral to our operations, including data processing and information processing services that support our daily banking activities. Any disruption in the services provided by third party vendors, or any reputational risk or damage they may suffer as a result of such disruptions, could have an adverse effect on our reputation, operations and our ability to meet the needs of our customers. The loss of these third party relationships could produce disruption of service and significant costs in connection with replacing those services.

Changes in Technology Could Make it Difficult for Us to Compete Effectively.

The products and services we offer are highly dependent on technology that is constantly undergoing change. Our ability to meet the needs of our customers competitively and in a cost-efficient manner is dependent on how well we keep pace with, and invest in, improved technology. Many of our competitors have greater resources to invest in technological improvements. Inability to keep pace with changes in technology affecting the financial services industry could have an adverse effect on our business and profitability.